ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37520

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SUSQUEHANNA INVESTMENT GROUP**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD   **PA**   **19004**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT SACK   610-617-2812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE   **NEW YORK**   **NY**   **10017**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT C SACK _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SUSQUEHANNA INVESTMENT GROUP _____ , as
of DECEMBER 31 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

TREASURER
_____
Title

M. L. M   *2/4/19*
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Susquehanna Investment Group

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Susquehanna Investment Group (the "Entity") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 15, 2019



SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Statement of Financial Condition
December 31, 2018
(dollars in thousands)

ASSETS

Receivable from clearing broker	$	77,773
Securities owned - at fair value		836,173
Accrued trading receivables		253
Exchange memberships - at cost (fair value $4,829)		5,881
Fixed assets (net of accumulated depreciation of $6,120)		1
Other assets		515
Total assets	**$**	**920,596**

LIABILITIES AND PARTNERS' CAPITAL

Securities sold, not yet purchased - at fair value	$	749,457
Payables to affiliates		3,947
Accrued trading payables		1,897
Accrued compensation		2,969
Guaranteed payments to partners		2,895
Accrued expenses and other liabilities		110
Total liabilities		**761,275**
Partners' capital		159,321
Total liabilities and partners' capital	**$**	**920,596**

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE A - ORGANIZATION

Susquehanna Investment Group (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining authority is the Chicago Board Options Exchange. The Entity engages in trading listed options as a market-maker on the Miami International Securities Exchange, LLC (MIAX Options Exchange). The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SIG Holding, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and related revenue and expense on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining-balance method over the estimated useful life of the assets.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") creating a common revenue recognition guidance for Generally Accepted Accounting Principles ("GAAP") Financial Reporting Standards. The Entity has assessed the possible impact of ASU 2014-09 and all applicable amendments ("ASC 606"), in relation to the recording and presentation of the revenue streams earned from an affiliates under current agreements. Each time the Entity receives a fee from an affiliate it has fulfilled all performance obligations set forth in the agreement, and therefore, recognizes and records the order execution on a trade date basis.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the FASB Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2   Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a non-active market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3   Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2018.

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options:			
Market Maker/Specialist	$ 836,173	$ 835,319	$ 854
(a) Exchange memberships	4,829		4,829

(a) Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and the last offer price as of the valuation date if the last reported sales price falls outside of this spread.

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options:			
Market Maker/Specialist	$ 749,457	$ 748,608	$ 849

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Equity securities owned, equity securities sold, not yet purchased, and exchange shares that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 386,768	$ 504,315
Options	449,405	245,142
	$ 836,173	$ 749,457

NOTE E - RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2018, all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing broker reflected on the statement of financial condition are securities positions with and amounts due from this clearing broker. The securities serve as collateral for the amount payable to the broker. The clearing broker has the right to sell or repledge this collateral, subject to the clearing agreement with the Entity.

NOTE F - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $3,845 related to these direct and indirect operating costs.

STMI provides administrative and technology services to Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $19 related to these services.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE F - RELATED PARTY TRANSACTIONS (CONTINUED)

The Entity receives a fee from affiliated broker-dealers based on monthly trading charges, plus a surcharge to cover other costs. As of December 31, 2018, there were no fees due from these affiliates related to these fees.

Affiliated broker-dealers execute trades for the Entity for which it pays a fee based on monthly trading and execution charges, plus a surcharge to cover other costs. As of December 31, 2018, the Entity owed these affiliates $83 related to these fees.

Guaranteed payments in 2018 are determined based on a certain class of partners' contributed capital.

Because of their short-term nature, the fair values of the payable to affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Due to the nature of certain trading activities, it may be necessary or advantageous to execute trades in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE G - EXCHANGE MEMBERSHIPS

The amounts included in exchange memberships on the statement of financial condition represent ownership interests in the exchanges which provide the Entity with the right to conduct business on the exchanges. The exchange memberships are recorded at cost on the statement of financial condition. Management believes there is no impairment to recognize on these exchange memberships as of December 31, 2018.

NOTE H - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due market risk, interest rate risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE H - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly and, in the case of equities, without effective limit. The firm limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities.

The seller of a call option which is covered (i.e., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (i.e., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

NOTE I - DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE I - DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2018:

| | Approximate Annual Volume (Contracts)* | Fair Value | | Statement of Financial Condition Location |
		Assets	Liabilities	
Options	13,913	$ 449,405	$ 245,142	Securities owned; Securities sold, not yet purchased

*Approximate annual volume of contracts shown is in thousands.

NOTE J - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2018, management has determined that there are no material uncertain income tax positions.

NOTE K - LITIGATION

On June 2, 2011, a lawsuit was filed (the "SLCFC Litigation") in the United States District Court for the Eastern District of Pennsylvania by Deutsche Bank Trust Company Americas, Law Debenture Trust Company of New York and Wilmington Trust Company (collectively, the "Plaintiffs"), in their capacities as successor indenture trustees for certain notes issued by Tribune Company ("Tribune"), against various former shareholders of Tribune which tendered their shares in connection with Tribune's 2007 leveraged buyout (the "LBO"), including the Entity and certain of its affiliates (the "Susquehanna Defendants"). The Plaintiffs allege that the payments by Tribune to the former shareholders in exchange for their Tribune shares in connection with the LBO constitute state law constructive fraudulent transfers. The Plaintiffs instituted at least fifteen other such lawsuits in various jurisdictions throughout the country. On August 16, 2011, the Plaintiffs filed a motion to have the Judicial Panel on Multi-District Litigation (the "JPML") transfer the action to the United States District Court for the Southern District of New York (the "SDNY") and coordinate the action there with the other cases relating to the LBO (including the FitzSimons case described below). On September 15, 2011, the Susquehanna Defendants, along with dozens of other defendants filed a joinder to the Plaintiffs' motion. On December 19, 2011, the JPML granted the motion and transferred the action (and the FitzSimons case) to the SDNY. All of the former Tribune shareholders (including the Susquehanna Defendants) moved to dismiss the claims against them on various grounds. On September 23, 2013, the SDNY granted this motion. Plaintiffs appealed this decision to the U.S. Court of Appeals for the Second Circuit (the "2nd Circuit"), which, on March 29, 2016, issued an opinion affirming dismissal of the claims albeit on different grounds. Plaintiffs next filed a petition for rehearing by the 2nd Circuit, which petition was denied. On September 9, 2016, Plaintiffs filed a petition for a writ of certiorari in the United States Supreme Court. On April 3, 2018, two Justices of the United States Supreme Court issued a statement explaining that the Court might lack a quorum to decide the case and that consideration of the petition for certiorari would be deferred to afford the 2nd Circuit time to determine whether to recall its mandate and reconsider its opinion in light of a subsequent United States Supreme Court decision in another case. Following this, on May 5, 2018, the 2nd Circuit recalled its mandate in anticipation of further review by that court. The case remains pending before the 2nd Circuit. Accordingly, this case remains its early stages. The Entity has been advised by counsel that an estimate for the range of possible loss cannot be determined at this time. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE K – LITIGATION (CONTINUED)

On December 19, 2011, EGI-TRB LLC, an investor in Tribune in connection with the LBO, commenced an action in Illinois state court with the stated purpose of preserving its right of recovery related to the LBO. The plaintiff alleges that in the event that the defendants are found liable for a fraudulent transfer in connection with the LBO through other proceedings, the plaintiff is entitled to recover from defendants an amount equal to its investment in Tribune. The Susquehanna Defendants are not named defendants in this action. However, the complaint purports to name "John Doe Defendants" who allegedly received cash in exchange for their shares of Tribune stock in connection with the LBO. It is unknown whether the Susquehanna Defendants are John Doe Defendants or will be named as defendants in this action. During 2012, this action was removed to federal court and then transferred and consolidated, for pretrial purposes, with the SLCFC Litigation. Following its decision to grant the motion to dismiss in the SLCFC Litigation, the SDNY dismissed the complaint in this action. Plaintiffs' notice of appeal to the 2nd Circuit of this dismissal was consolidated with the similar appeal in the SLCFC Litigation. As discussed above, on March 29, 2016, the 2nd Circuit issued an opinion affirming dismissal of the claims and, subsequently, denied Plaintiffs petition for rehearing. Also as discussed above, consideration of Plaintiffs petition for writ of certiorari was deferred and, on May 5, 2018, the 2nd Circuit recalled its mandate in anticipation of further review by that court. The case remains pending before the 2nd Circuit. As with the SLCFC Litigation, this case remains in its early stages. The Entity has been advised by counsel that an estimate for the range of possible loss cannot be determined at this time. The Entity believes that any allegations against it would be without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

On November 1, 2010, the Official Committee of Unsecured Creditors (the "Committee"), which represents the bankruptcy estate of Tribune, filed suit in the United States Bankruptcy Court for the District of Delaware against former Tribune shareholders (including the Susquehanna Defendants), Tribune's former officers and directors, Tribune's financial advisors, Sam Zell and others who benefitted from the LBO (Official Comm. of Unsecured Creditors of Tribune Co. v. FitzSimons). Among other things, the Committee seeks to unwind the LBO by asserting that the buyout payments to the former Tribune shareholders (including the Susquehanna Defendants) constituted intentional fraudulent conveyances by Tribune. As discussed above, this case was transferred to SDNY. The former Tribune shareholder defendants in this action (including the Susquehanna Defendants) filed comprehensive threshold motions to dismiss. On January 9, 2017, the SDNY entered an order that granted the motion to dismiss. This order also dismissed the only claim that was pending against the Entity and the other Susquehanna Defendants. On February 23, 2017, the SDNY granted the Committee's motion to permit an interlocutory appeal of the dismissal, but also determined that it would not certify the appeal until the other motions to dismiss have been resolved. Accordingly, this case remains in its early stages. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

On January 20, 2004, a lawsuit was filed by six entities in the United States District Court for the Northern District of Illinois against Chicago Board Options Exchange, Inc., American Stock Exchange LLC, Pacific Exchange, Inc., Philadelphia Stock Exchange, Inc. and over 30 option market-making firms and several of their parent companies, including the Entity, an affiliate of the Entity and SIG. The lawsuit alleges that, from as early as April 1, 2001, the defendants engaged in a scheme to engage in misleading and/or anticompetitive trading practices in violation of federal securities and antitrust laws, exchange rules, common law and certain state statutes with respect to the alleged mishandling of orders to buy and sell listed stock options, which orders were entered electronically by the plaintiffs. On April 5, 2007, plaintiffs filed an amended complaint that included the Entity and SIG, but not the Entity's affiliate, as named defendants. Following the completion of discovery, defendants filed a motion for summary judgment on all counts of the amended consolidated complaint and plaintiffs filed a motion for partial summary judgment with respect to their state law claims. On May 2, 2017, the Court granted defendants' motion for summary judgment as to all of Plaintiffs' claims and denied Plaintiffs' motion for partial summary judgment. In May 2017, the Entity and SIG filed a motion seeking an award of fees, costs and expenses against plaintiffs and plaintiffs' counsel. That motion was granted as to costs but denied as to attorney's fees. On June 26, 2018, one Plaintiff, Last Atlantis

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE K – LITIGATION (CONTINUED)

Capital, filed a notice of appeal challenging the grant of summary judgment and award of costs. No other Plaintiffs appealed. On July 6, 2018, the Entity and SIG appealed, as to all Plaintiffs and Plaintiffs' counsel, the denial of its request of attorneys' fees and other sanctions. On June 29, 2018, the Seventh Circuit Court of Appeals entered an order stating that it appeared that the appeal filed by Last Atlantis was timely only as to the Order taxing costs and asked the parties for briefs addressing whether Last Atlantis' appeal of the grant of summary judgment was timely filed. Briefing on this issue was completed on August 2, 2018 and the parties await the Court's ruling. The Entity believes that the allegations against it are without merit and believes it will prevail if the Last Atlantis appeal from the grant of summary judgment is allowed to proceed. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

On November 1, 2017, the Entity and an affiliate each received a substantially identical Statement of Charges issued by the CBOE Business Conduct Committee. According to the Charges, the Entity and its affiliate submitted approximately 25 bulk transfer packages and conducted approximately two off-floor position transfers that failed to meet the criteria set forth in CBOE Rule 6.49A. On January 23, 2019, this matter was settled. Pursuant to the settlement, both the Entity and its affiliate agreed to a censure and the imposition of a fine in an immaterial amount, in each case without admitting or denying the allegations in the Statement of Charges.

NOTE L – SUBSEQUENT EVENTS

Subsequent to year end, a partner made a capital withdrawal of $50,000.